UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

ZAGG Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98884U108

(CUSIP Number)

ANDREW RECHTSCHAFFEN

AREX CAPITAL MANAGEMENT, LP

250 WEST 55TH STREET, 15TH FLOOR

NEW YORK, NY 10019

(646) 679-4000

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98884U108

1	NAME OF REPORTING PERSON

AREX CAPITAL MASTER FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,075,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 98884U108

1	NAME OF REPORTING PERSON

AREX CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,075,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 98884U108

1	NAME OF REPORTING PERSON

AREX CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,278,332
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,278,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,278,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IA, PN

4

CUSIP No. 98884U108

1	NAME OF REPORTING PERSON

AREX CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,278,332
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,278,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,278,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 98884U108

1	NAME OF REPORTING PERSON

ANDREW RECHTSCHAFFEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,278,332
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,278,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,278,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 98884U108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by AREX Capital Master and held in the AREX Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,075,000 Shares beneficially owned by AREX Capital Master is $ 6,779,898, including brokerage commissions. The aggregate purchase price of the 1,203,332 Shares held in the AREX Managed Accounts is approximately $7,858,715, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 15, 2020, the Reporting Persons entered into a Cooperation Agreement (the “Agreement”) with the Issuer regarding the composition of the Issuer’s board of directors (the “Board”) and certain other matters. Pursuant to the Agreement, the Issuer agreed to, among other things, as promptly as practical following the date of the Agreement, but in no event later than five days following the date of the Agreement, have its Nominating and Governance Committee take all necessary action to (i) increase the size of the Board by two director seats and appoint Ronald Garriques and Edward Terino (the “New Directors”) to the Board, and (ii) Include each New Director on the slate of nominees recommended by the Board in the Issuer’s proxy statement and on its proxy card relating to the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”) and any special meeting of stockholders that occurs during the Standstill Period (as defined below). In addition, no later than (a) May 1, 2020, or (b) the earlier first meeting of the applicable Board committee following the date of the Agreement, either one or both of the New Directors shall be appointed to each of the three standing committees of the Board such that the New Directors shall constitute at least one-fourth of the members of such committee during the Standstill Period, as well as any non-standing committee in place as of the date of the Agreement and any new committee of the Board that may be established after such date.

Pursuant to the terms of the Agreement, during the Standstill Period, the Reporting Persons agreed to, among other things, vote all Shares beneficially owned by the Reporting Persons (i) in favor of all directors nominated by the Board for election at any such meeting and (ii) consistent with the recommendation of the Board on all other matters submitted to a vote of the stockholders of the Issuer; provided, however, that in the event that Institutional Shareholder Services, Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) both recommend otherwise than the Board with respect to any proposal submitted by the Issuer or any of its stockholders (other than proposals relating to the election of directors, “say-on-pay” and the appointment of registered public accountants), the Reporting Persons will be permitted in their discretion to vote in accordance with the recommendation of ISS and Glass Lewis or, if their recommendations differ from each other, in accordance with ISS’ or Glass Lewis’ recommendation; provided, further, that the Reporting Persons will be permitted to vote in their discretion on any proposal in respect of an “Extraordinary Transaction” or any vote regarding a stockholders’ rights plan.

7

CUSIP No. 98884U108

The Reporting Persons agreed to certain customary standstill provisions, effective as of the date of the Agreement until the earlier of (i) fifteen business days prior to the deadline under the Issuer’s Bylaws for director nominations and stockholder proposals for the 2021 annual meeting of stockholders, (ii) the consummation of an Extraordinary Transaction, or (iii) the date the agreement is terminated pursuant to its terms (the “Standstill Period”). The standstill provisions generally restrict the ability of Reporting Persons to engage in proxy solicitations, make stockholder proposals, call meetings of stockholders or solicit consents from stockholders, obtain additional representation on the Board and seek to remove any of the Issuer’s directors. Also, under the standstill provisions, the Reporting Persons have agreed not to enter into any transaction that would result in (a) the Reporting Persons owning, controlling or otherwise having any beneficial ownership or other ownership interest in more than 9.99% of the Shares outstanding at such time or (b) a “Third Party” owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of more than 4.99% of the Shares outstanding at such time, subject to certain exceptions.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,756,991 Shares outstanding, as of March 13, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

A.	AREX Capital Master
(a)	As of the close of business on April 17, 2020, AREX Capital Master beneficially owned 1,075,000 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,075,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,075,000
(c)	The transactions in the Shares by AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
8

CUSIP No. 98884U108

B.	AREX Capital GP
(a)	As the general partner of AREX Capital Master, AREX Capital GP may be deemed the beneficial owner of the 1,075,000 Shares owned by AREX Capital Master.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,075,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,075,000
(c)	AREX Capital GP has not entered into any transactions in the shares during the past sixty days. The transactions in the Shares on behalf of AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	AREX Capital Management
(a)	As of the close of business on April 17, 2020, 1,203,332 Shares were held in the AREX Managed Accounts. AREX Capital Management, as the investment advisor of AREX Capital Master and the AREX Managed Accounts, may be deemed the beneficial owner of the (i) 1,075,000 Shares owned by AREX Capital Master and (ii) 1,203,332 Shares held in the AREX Managed Accounts.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,278,332
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,278,332
(c)	The transactions in the Shares by AREX Capital Management through the AREX Managed Accounts and on behalf of AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	AREX Capital Management GP
(a)	As the general partner of AREX Capital Management, AREX Capital Management GP, may be deemed the beneficial owner of the (i) 1,075,000 Shares owned by AREX Capital Master and (ii) 1,203,332 Shares held in the AREX Managed Accounts.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,278,332
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,278,332
(c)	AREX Capital Management GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of AREX Capital Management through the AREX Managed Accounts and on behalf of AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 98884U108

E.	Mr. Rechtschaffen
(a)	As the Managing Member of each of AREX Capital GP and AREX Capital Management GP, Mr. Rechtschaffen may be deemed the beneficial owner of the (i) 1,075,000 Shares owned by AREX Capital Master and (ii) 1,203,332 Shares held in the AREX Managed Accounts.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,278,332
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,278,332
(c)	Mr. Rechtschaffen has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of AREX Capital Master and through the AREX Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 15, 2020, the Reporting Persons entered into the Agreement as defined and described in Item 4 above, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	The Agreement by and among AREX Capital Master Fund, LP, AREX Capital GP, LLC, AREX Capital Management, LP, AREX Capital Management GP, LLC, Mr. Rechtschaffen and the Issuer, dated April 15, 2020.
99.2	Power of Attorney for Andrew Rechtschaffen, dated October 21, 2019, which is incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on October 22, 2019, accession number: 0000921895-19-002587.

10

CUSIP No. 98884U108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2020

AREX CAPITAL MASTER FUND, LP
By:	AREX Capital GP, LLC, its general partner
By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL GP, LLC
By:	Andrew Rechtschaffen, its Managing Member
By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL MANAGEMENT, LP
By:	AREX Capital Management GP, LLC, its general partner
By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL MANAGEMENT GP, LLC
By:	Andrew Rechtschaffen, its Managing Member
By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

ANDREW RECHTSCHAFFEN
By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

11

CUSIP No. 98884U108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

AREX CAPITAL MASTER FUND, LP

Sale of Common Stock	(8,230)	8.5948	02/20/2020
Purchase of Common Stock	1,869	8.4246	02/21/2020
Purchase of Common Stock	5,000	7.1859	02/25/2020

AREX CAPITAL MANAGEMENT, LP
(Through The AREX Managed Accounts)

Sale of Common Stock	(6,185)	8.5948	02/20/2020
Sale of Common Stock	(3,085)	8.5948	02/20/2020